UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

ANNUAL REPORT UNDER REGULATION CROWDFUNDING FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

Form C: Offering Statement Form C-U: Progress Update Form C/A: Amendment to Offering Statement

Form C-AR: Annual Report Form C-AR/A: Amendment to Annual Report Form C-TR: Termination of Reporting

Item	Information
Name of Issuer	Web3 Enabler Inc.
Legal Status	Corporation; Delaware; Date of Organization: October 5, 2023
Physical Address	3980 North 42nd Terrace, Hollywood, FL 33021
Website	web3enabler.com
Co-Issuer	No
Current Number of Employees	5
Reporting Period	Fiscal year ended December 31, 2025
Original Reg CF Intermediary	OpenDeal Portal LLC dba Republic; CIK 0001751525; SEC File No. 007-00167; CRD No. 283874

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

This Form C-AR is the annual report of Web3 Enabler Inc. (the "Issuer," "Company," "Web3 Enabler," "we," "us," or "our") under Regulation Crowdfunding for the fiscal year ended December 31, 2025. This annual report should be read together with the Company's previously filed Form C and any amendments, progress updates, termination filings, exhibits, and offering documents. Information in this Form C-AR is provided as of the fiscal year-end or other date indicated, and subsequent events may have occurred after such date.

This report is intended to be filed electronically on EDGAR and posted on the Company's website. The Company may also provide investor communications or website notices, but those communications do not replace the Form C-AR filing and website posting requirements.

See web3enabler.com/about/cb-investor-page/us-investor-disclosure-links/ for additional information and US SEC EDGAR Filings.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and is subject to risks and uncertainties. Statements other than statements of historical fact or relating to present facts or current conditions may be forward-looking statements. Forward-looking statements include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can," "likely," and similar terms in connection with future operating or financial performance or other events.

Forward-looking statements are based on assumptions and expectations that the Company believes are reasonable when made, but actual results may differ materially. Investors should not place undue reliance on forward-looking statements. Except as required by law, the Company undertakes no obligation to update forward-looking statements after the date of this Form C-AR to reflect later events, circumstances, or changes in expectations.

BUSINESS

Description of the Business

Web3 Enabler Inc., through its wholly owned subsidiary, Web3 Enabler, LLC, began operations in July 2023 with the purpose of furthering the launch of its product and software in the Salesforce ISV (Independent Software Vendor) Partner Channel. The Company's products are approved and can be purchased in the Salesforce AppExchange, Salesforce's application marketplace for ISVs. Web3 Enabler is an official Salesforce Partner in the Salesforce Partnership Program.

The Company was formed as a corporation under the laws of the State of Delaware. The wholly owned subsidiary LLC by the same name was formed in Delaware and is used for banking purposes only, with no separate books or operations of its own, subject to confirmation for the 2025 annual report.

The principal office and mailing address are presently located at 3980 North 42nd Terrace, Hollywood, FL 33021. The Company's telephone number is (574) 238-2184. The CEO and Chairman of the Board is Alex Hochberger. The COO/CFO, Director, Treasurer and Co-Secretary is Peter Hubshman. The Corporate Counsel, Director, and Secretary is Alexander Smart.

The Issuer conducts business in Florida and markets its product on the Salesforce marketplace to Salesforce customers as an add-on to existing Salesforce installations, including CRM and ERP use cases. Salesforce customers are both U.S. and international, and the Company expects its product to be sold to and used by clients based in the United States and internationally.

Business Plan

Web3 Enabler Inc. is a software platform designed to connect corporate users to blockchain services through familiar enterprise software environments. The Company's stated objective is to bring blockchain services into the mainstream corporate arena. Management believes blockchain services can provide cost advantages compared with existing international banking infrastructure and can create auditable records using decentralized authentication.

Management believes that recent U.S. regulatory developments relating to payment stablecoins may provide clearer legal footing for corporate adoption of regulated stablecoin payment tools, although significant uncertainties remain. The Company's strategy is to be an early blockchain mover within the Salesforce channel. The Company plans to expand to other important ISV channels and intends to publish additional versions and products both on and off Salesforce.

Products and Services

Web3 Enabler's payments product, "Blockchain Payments by Web3 Enabler," is live on the Salesforce AppExchange. The product allows businesses seeking to incorporate blockchain payments into their operations to enable crypto and stablecoin payment capabilities within Salesforce. The product is designed to simplify checkout by reducing reliance on credit cards and complex gateways and to allow Salesforce users to enable payment options integrated into e-commerce platforms, phone rooms, and retail locations.

The Company has also developed Digital Asset Wallet functionality for Salesforce Financial Services Cloud and anticipates additional releases and integrations as the product strategy evolves.

Customer Base

The Company's target customers are Salesforce users and enterprises seeking to integrate blockchain payment, digital asset wallet, and related blockchain services into business operations. The Company's current and expected customer base includes domestic and international Salesforce customers, subject to compliance, geographic availability, product readiness, and channel acceptance.

Intellectual Property

The Company relies on intellectual property rights, including trademarks, proprietary software, confidential know-how, trade secrets, and contractual protections. Protection of intellectual property is important to the Company's competitive position, but such protections may be challenged, invalidated, circumvented, or designed around, and enforcement may be expensive or uncertain.

Governmental/Regulatory Approval and Compliance

The Company operates in an evolving regulatory environment involving software, data privacy, cybersecurity, payments, digital assets, stablecoins, KYC/AML-adjacent workflows, and enterprise software compliance. The Company's products may depend on third-party regulated services and on the availability of compliant digital asset and payment infrastructure in the jurisdictions where customers operate.

Litigation

The Company is not subject to any litigation.

RISK FACTORS

Investing in securities involves a high degree of risk and may result in the loss of an investor's entire investment.

Limited operating history and early-stage risk

The Company has a limited operating history and remains in an early phase of implementing its business plan. There can be no assurance that the Company will operate profitably or attain the objectives necessary to overcome the risks and uncertainties typical of early-stage companies.

Need for additional capital

The Company may need to raise additional funds to achieve near- and long-term goals. If adequate funds are unavailable, the Company may be required to delay, reduce, or eliminate development, commercialization, product launch, or marketing efforts.

Revenue and customer adoption uncertainty

The Company has generated limited revenue to date and depends on future sales, grants, partnerships, and channel adoption. Future revenue may not be sufficient to meet capital requirements.

Sales channel and ISV platform dependency

The Company is dependent on initial and ongoing approval of ISV channels, including Salesforce. Loss of one or more channels could materially interfere with the Company's strategy and business.

Third-party service and partnership dependency

The Company depends on partners and providers for blockchain, stablecoin, crypto, data, custody, KYC, API, software, and infrastructure services. Loss of a material partnership or service could affect the Company's ability to sell or support products.

Cybersecurity and data security risk

The Company's products and infrastructure may be exposed to cyber-attacks, malware, phishing, vulnerabilities, data loss, operational interruption, or compromise of confidential information.

Privacy and data regulation risk

Use of individually identifiable data by the Company, its business associates, and third parties is regulated at the state, federal, and international levels, and changes in regulation could adversely affect the business.

Regulatory risk for blockchain, payments, and digital assets

The Company operates in a highly regulated and rapidly changing environment. New or changed laws relating to payments, digital assets, stablecoins, consumer protection, AML/KYC, sanctions, data security, or software compliance could affect the Company's products or business model.

Intellectual property protection risk

The Company may not be able to obtain, maintain, protect, or enforce intellectual property rights that convey a competitive advantage. Intellectual property disputes may be expensive and may divert management attention.

Key person risk

The Company depends on its board, executive officers, and key employees, and does not currently maintain key person life insurance policies for such individuals unless updated otherwise.

Lack of public-company controls

As a privately held, non-public issuer, the Company may lack the financial and disclosure controls and procedures of public companies and is not subject to Sarbanes-Oxley requirements.

Illiquidity and transfer restrictions

Regulation CF securities and SAFEs may be illiquid, subject to transfer restrictions, and may have no public market. Investors may have to hold securities indefinitely.

SAFE conversion uncertainty

Investors in SAFEs may not become equity holders unless a qualifying financing, liquidity event, or other conversion event occurs, and the Company may never elect or be required to convert the securities except as provided in the instrument.

Dilution risk

Future equity issuances, convertible securities, SAFEs, option grants, advisor grants, and other financing transactions may dilute investors.

No guarantee of return

There is no assurance that investors will realize a return or avoid losing their entire investment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Hochberger	Co-Founder, CEO and Chairman of the Board	Chief Executive Officer, Web3 Enabler, Jun 2023 - Present Chief Executive Officer, Good Thoughts, Oct 2022 - Present Chief Product Officer, MuKn.com, Aug 2022 - May 2023 Chief Innovation Officer, Z9 Ventures, Nov 2020 - Oct 2022 Chief Marketing Officer, Recovery Unplugged, Jun 2018 - Apr 2022	BS Computer Science Massachusetts Institute of Technology (MIT) MBA Duke University Fuqua School of Business

Peter Hubshman	Co-Founder, COO/CFO, Board Member, Co-Secretary & Treasurer	Co-Founder, COO/CFO, Web3 Enabler Jun 2023 - Present Co-Founder, FormalFoundry.ai, Apr 1. - Present Co-Founder, SKYprotocol.org, Jul 2. - Present Studio Operations Chief, MuKn .com, Mar 2023 - Present Management Consulting for Startups, AlwaysLiveOnline .com Dec 2007 - Present	BA Economics, Minor in Music Theory, Tufts University Masters in Public and Private Management, Concentration Organizational Behavior. Yale University School of Management
Alexander Smart	Co-Founder, Corporate Counsel, Board Member, Secretary	Co-Founder & Corporate Counsel, Web3 Enabler, June 2023 - Present CEO Mutual Knowledge Systems, Principal Attorney | Corporate Law, Due Diligence, Non-Competes, Intellectual Property, Boston Law Offices of Alexander R. Smart, Jul 2016 - Jun 2021	BA Political Science (m) Economics University of Chicago; JD Pepperdine Caruso SOL
Aidan Yeaw	Board of Directors Member	NODE 40 Investor, Advisor and Board Observer Jan 2021 - Present · 5 yrs 1 moJan 2021 to Present · 5 yrs 1 mo COO Oct 2022 - Dec 2024 · 2 yrs 3 mosOct 2022 to Dec 2024 · 2 yrs 3 mos Albany, New York, United States ·	Clark University MBA, Business Administration and Management University of Rhode Island - College of Business B.S., Management

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 100,000 are issued and outstanding, par value $0.0001 per share, and 27,500 issued and outstanding which were issued as anti-dilution to MuKn, Inc. and were priced at $.05 per share (together the "Common Stock"), and 75,406 shares of Restricted Common stock which are issued and outstanding and were priced at $0.05 per share, plus an additional 27,420 shares which are authorized for issuance as additional incentive stock for team members and advisors but not yet priced (together the "Restricted Common Stock").

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	125,700
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	45,700 shares of 228,000 of common stock has been issued to Co-Founding company, MuKn, Inc. including 20,000 initial shares and 25,700 issued for anti-dilution rights. now extinguished.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	n/a
Other Rights	n/a
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	n/a
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	55%

Type	Restricted Common Stock of Founding Team (Vesting)
Amount Outstanding	63,479
Voting Rights	1 vote per share
Anti-Dilution Rights	none
Other Rights	n/a

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	n/a
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	28%

Outstanding Options, SAFE, Convertible Notes, Warrants

Type	Shares Reserved for Stock Options & Advisor Incentives
Common Restricted Reserved	39,311 shares (not yet valued)
Price Per Share	TBD on Award
Voting Rights	once issued
Anti-Dilution Rights	none
Material Terms	shareholder agreement and vesting
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This security issuance could cause 17% dilution under certain assumptions for conversion of current offerings
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17%

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE
SAFE Units Outstanding	425,647
Value per Unit	$1.00
Voting Rights	once converted to common shares
Anti-Dilution Rights	See Material Terms Below

Material Terms & Face Value	$1M post money cap on conversion $67,500 $2.5M post money cap on conversion $2,500 $5M post money cap on conversion $155,000 $6M pre-money cap on conversion $125,000 $7.5M pre-money cap on conversion $57,007 $7.5M pre-money cap on conversion $3,640 $7.5M pre money cap on conversion $15,000 Total Face Value = $425,647
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	upon conversion the SAFE holders are expected to dilute all holders by 13.0%
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	13.0%

Type	Convertible Note Units
Convertible Notes Outstanding	$70,000
Value per Unit	$1.00
Voting Rights	if converted
Anti-Dilution Rights	See Material Terms Below
Material Terms & Face Value	$8.5M pre-money cap on conversion $70,000 80% Discount Total Face Value = $70,000 Interest accrues at 8.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	upon conversion the Note holders are expected to dilute all holders by 1.0%
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	1.0%

Outstanding Debt

As of the date of this Form C-AR, the Company has $70,000 of convertible debt outstanding - see chart above

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own before conversion of any SAFE instrument and before this offering.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Alex Hochberger	80,000 Common	35%
MuKn, Inc.*	45,700 Common	20%

* Percentage ownership and control of MuKn, Inc. (DE) is as follows:
1. Peter Hubshman (16.33%), Treasurer, Chief of Finance & Portfolio Operations
2. Alexander Smart (16.33%), Secretary & Chief Counsel for Portfolio Companies
3. Alex Hochberger (16.33%), CEO Web3 Enabler, Director
4. There are 4 other owners of MuKn, Inc. each of whom owns 16.33% or less of MuKn, Inc. and are not directly affiliated with Web3 Enabler

FINANCIAL INFORMATION

Please see the financial information listed below, and attached hereto as Exhibit A.

Financial Item	Year-End 12/31/2025	Year-End 12/31/2024
Total Assets	$38,825	$19,685
Cash & Cash Equivalents	$34,305	$17,060
Accounts Receivable	$0	$0
Accounts Payable	$43,185	$27,033
Short-Term Debt	$2,978	$0
Long-Term Liabilities	$489,474	$242,467
Revenues/Sales	$131,877	$105,000
Cost of Goods Sold	$225,467	$164,679
Taxes Paid	$0	$0
Net Income/(Loss)	($260,854)	($226,794)

Financial Statements

Please see the financial information listed above, and attached hereto as Exhibit A.

MANAGEMENT DISCUSSION OF 2025 RESULTS

Overview of 2025 performance

2024 and 2025 performance were roughly equivalent with the loss of $227k in 2024 versus $261k in 2025. While the company remained constrained in spending and reliant on grant revenue and limited fund raising activities after the close of its modest crowd round in March, initial customers were added at the end of the year, which was a major milestone for the business.

Revenue and Sales

Sales in 2025 increased by approximately $26,850 over 2024. The increase came from Grant funding. While Revenue from SaaS sales remained $0, customer sign ups for Blockchain Payments reached an initial milestone of 3 customer signups. The start of revenue generating customer sign-ons was due primarily to changes in the legislative climate towards stablecoins.

Cost of Goods Sold and Operating Expenses

COGS increased significantly from 2024 to 2025 from $275k to $225k. The bulk of this increase was from internal production payroll as our full stack developer moved to full time status. Other increases in cost came from Marketing which increased by $17k primarily attributable to T&E expenses ramping up for initial SaaS Sales activities leading into 2026. General & Administrative expenses also increased by $18k which was almost entirely due to the Broker Dealer cost related to Crowd Funding.

Cash and Cash Equivalents

As of December 31, 2025 the company had $34,305 in cash or cash equivalents as compared to $17,000 at the end of 2024.

Liquidity and Capital Resources

As of December 31, 2025 the company had less than 2 months of runway and was raising capital.

The Company is working to raise up to $500,000 pursuant to Rule 506(c) of Regulation D, by offering to sell up to $430,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. However, it should be noted that in the future the team may decide to unify its hardware infrastructure and acquire computer equipment for its personnel and for other purposes. There are no other significant capital expenditures envisioned.

Valuation

Although the Securities of the Company provide certain terms, which may include a valuation cap, no pre-Offering valuations have been ascribed; the Securities of the Company were priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Since the 2024 Year End, Web3 Enabler Inc. has earned grant revenue of $111,000 from CIrcle, Qubic, and the Catalyst Fund for YTD 2024-08-31.

Since the 2024 year end, founding team members received restricted common stock adjusting incentives in the amount of 5,941 additional shares.

Since the 2024 year end, founding team members had shares rescinded in the amount of 20,944 shares in accordance with their vesting schedules.

Since the 2024 year end, Web3 Enabler Inc. has launched V.3 of its Blockchain Payments software, and has released V.1 of its Digital Asset Wallet for Financial Services Cloud software.

Since the 2024 year end, Web3 Enabler Inc. has raised an additional $252,007: i.) A Crowdfunding SAFE(s) with a $6M pre-money cap for the first tranche ($125,000); ii.) a $7.5M pre-money cap for the second crowd funding tranche ($57,007); iii.) a $15,000 post money SAFE with a $7.5M cap; and, iv.) an Additional SAFE was issued to

Republic as part of their compensation, $3,640 at a $7.5M pre-money cap; Convertible Notes aggregating $70,000 were issued as part of a $500,000 offering under Reg D 506(c).

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common	$10.00	100,000	Incorporation	October 5, 2023	17 CFR § 230.701
SAFE	$67,500	67,500	Operations Overhead	October 5, 2023	Section 4(a)(2) Reg D 506(b)
SAFE	$2,500	2,500	Operations Overhead	October 8, 2024	Section 4(a)(2) Reg D 506(b)
SAFE	$155,000	155,000	Operations Overhead	October 21, 2024	Section 4(a)(2) Reg D 506(b)
Restricted Common	$3,999	79,976	Operations Overhead	January 1, 2024	17 CFR § 230.701
Common	$10.00	100,000	Incorporation	October 5, 2023	n/a Founders
Common	$1,285	25,700	Operations Overhead	January 1, 2024	n/a Founders
Convertible Notes	$70,000	70,000	Operations Overhead	January 2, 2026	Section 4(a)(2) Reg D 506(c)

See the section titled "Capitalization and Ownership" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-inlaw, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Mutual Knowledge Systems, Inc. is a consulting company owned by a direct affiliate, Alexander Smart (Director, CEO); by Francois-Rene Rideau (not directly affiliated); and, which is also under the control of Peter Hubshman, directly affiliated as Treasurer for both companies. This company has provided payrolls monthly for Web3 Enabler at cost or a loss. The total of all payrolls provided in 2024 is $103,060. Web3 Enabler established its own payroll as of September 2024.

Between February and April of 2025, another affiliate of MuKn, Inc., Olapa Networks loaned Web3Enabler $17,500 of which $10,000 was repaid in April, and $7,500 remains as a short-term loan. This loan is expected to be repaid with this funding. Olapa Networks is owned 20% by MuKn, Inc. and shares 2 Officers and Directors with Web3 Enabler, Peter Hubshman, COO/CFO, and Alexander Smart, Secretary & General Counsel.

In December of 2025, CEO Alex Hochberger invested $50,000 in a convertible note as part of the $500,000 Reg D offering discussed above.

TAX MATTERS

Investors should consult their own tax advisers regarding the tax consequences of holding the Company's securities. This Form C-AR does not provide tax advice.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence. The Company has certified that all of the following statements are TRUE:

The Company is organized under, and subject to the laws of a State or territory of the United States or the District of Columbia;

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the

"Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C

ADDITIONAL INFORMATION

The Company will make available to investors and potential investors the information required by Regulation Crowdfunding. Questions regarding this annual report may be directed to the Company at its principal office or through investor relations contact information provided by the Company.

See web3enabler .com/about/cb-investor-page/us-investor-disclosure-links/ for additional information

CERTIFICATION

I certify that the financial statements of Web3 Enabler Inc. included in this Form C-AR are true and complete in all material respects. I further certify that the information contained in this Form C-AR is true and complete in all material respects, subject to the qualifications, assumptions, and disclosures included herein.

Signature	Name	Title	Date
/s/ Alex Hochberger	Alex Hochberger	Chairman & CEO; Director	04/30/2026
/s/ Peter Hubshman	Peter Hubshman	Treasurer, COO/CFO; Director	04/30/2026
/s/ Alexander Smart	Alexander Smart	Secretary & Corporate Counsel; Director	04/30/2026

Instructions: The form should be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. Intentional misstatements or omissions of facts constitute federal criminal violations.

EXHIBIT A - FINANCIAL STATEMENTS

Profit and Loss

Web3 Enabler, Inc.

January 1, 2024-December 31, 2025

	2024	2025	TOTAL
Income			
4021 Grant Funding	105,000.00	131,876.52	236,876.52
Total for Income	**105,000.00**	**131,876.52**	**$236,876.52**
Cost of Goods Sold			
Cost of Goods Sold			
5101 Gross Payroll - Production & Development (W2)	44,525.00	77,275.00	121,800.00
5105 Outside Engineering	103,187.00	104,922.50	208,109.50
5205 Platform Software & Information Services	15,580.17	41,409.91	56,990.08
5207 Product Demonstration Costs	1,387.06	1,859.99	3,247.05
Total for Cost of Goods Sold	**164,679.23**	**225,467.40**	**$390,146.63**
Total for Cost of Goods Sold	**164,679.23**	**225,467.40**	**$390,146.63**
Gross Profit	**-59,679.23**	**-93,590.88**	**-$153,270.11**
Expenses			
6000 Marketing & Sales			
6011 Branding & Web Development	**3,032.62**	**9,340.73**	**$12,373.35**
6100 Advertising & Promotion	**28,542.29**	**27,158.25**	**$55,700.54**
6200 Marketing Personnel	**33,938.97**	**35,161.30**	**$69,100.27**
6301 Trade Show & Venue Expense	5,065.93	2,524.99	7,590.92
6400 BD Travel & Entertainment	**10,795.66**	**23,483.71**	**$34,279.37**
6999 Ammortization of Domains	300.00	300.00	600.00
Total for 6000 Marketing & Sales	**81,675.47**	**97,968.98**	**$179,644.45**
7000 General & Administrative Expense			
7100 Personnel & Burden	**37,314.51**	**23,612.77**	**$60,927.28**
7200 Management Information Systems	**4,205.23**	**8,949.40**	**$13,154.63**
7301 Office Expense	1,532.55	1,604.07	3,136.62
7405 Insurance Expense	265.01	663.34	928.35
7500 Professional Fees	**26,345.00**	**35,947.80**	**$62,292.80**
7808 Business Tax & License Expense	2,923.38	2,217.97	5,141.35
Total for 7000 General & Administrative Expense	**72,585.68**	**72,995.35**	**$145,581.03**
Total for Expenses	**154,261.15**	**170,964.33**	**$325,225.48**
Net Operating Income	**-213,940.38**	**-264,555.21**	**-$478,495.59**
Other Income	**3.21**	**16,658.59**	**$16,661.80**
Other Expenses	**12,856.54**	**12,957.60**	**$25,814.14**
Net Other Income	**-12,853.33**	**3,700.99**	**-$9,152.34**
Net Income	**-226,793.71**	**-260,854.22**	**-$487,647.93**

Accrual Basis Wednesday, April 29, 2026 04:30 PM GMTZ

Balance Sheet

Web3 Enabler, Inc.

As of Dec 31, 2025

	2024	2025
Assets		
Current Assets		
Bank Accounts	**17,060.34**	**34,305.06**
Accounts Receivable		
1100 Accounts Receivable	0.00	0.00
Total for Accounts Receivable	**0.00**	**0.00**
Other Current Assets		
1201 Other Current Assets Including Crypto	**0.00**	**45.59**
1440 Event Venue Deposits	0.00	0.00
Total for Other Current Assets	**0.00**	**45.59**
Total for Current Assets	**17,060.34**	**34,350.65**
Other Assets		
1500 Net Intangible Assets	**2,625.00**	**2,325.00**
1505 Unaccrued Work Credits		2,149.20
Total for Other Assets	**2,625.00**	**4,474.20**
Total for Assets	**19,685.34**	**38,824.85**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	**27,032.47**	**43,184.49**
Credit Cards		2,977.60
Other Current Liabilities	0.00	11,707.62
Total for Current Liabilities	**27,032.47**	**57,869.71**
Long-term Liabilities		
2700 Long Term Notes & Liabilities	**242,466.58**	**489,473.87**
Total for Long-term Liabilities	**242,466.58**	**489,473.87**
Total for Liabilities	**269,499.05**	**547,343.58**
Equity		
3100 Paid-in Capital	**1,000.00**	**3,149.20**
3600 Retained Earnings	-24,020.00	-250,813.71
Net Income	-226,793.71	-260,854.22
Total for Equity	**-249,813.71**	**-508,518.73**
Total for Liabilities and Equity	**19,685.34**	**38,824.85**

W3E-Web3-Enabler-Inc-Form-C-AR-2025-v.2026-04-30-Final

Statement of Cash Flows

Web3 Enabler, Inc.

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-260,854.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	0.00
1201 Other Current Assets Including Crypto	0.00
1502 Net Intangible Assets:Amortization of Intangibles	300.00
2000 Accounts Payable	16,152.02
2102 Brex Credit Card Account	2,977.60
2199 ST Loans From Affiliates	6,546.87
2201 Other Current Liabilities	5,160.75
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$31,137.24**
Net cash provided by operating activities	**-$229,716.98**
INVESTING ACTIVITIES	
1251 Other Current Assets Including Crypto:W3E ADA Wallet	-45.59
1505 Unaccrued Work Credits	-2,149.20
Net cash provided by investing activities	**-$2,194.79**
FINANCING ACTIVITIES	
2705 Long Term Notes & Liabilities:Convertible Note	50,000.00
2707 Long Term Notes & Liabilities:Safe Investments	197,007.29
3105 Paid-in Capital:Additional Paid In Capital	2,149.20
Net cash provided by financing activities	**$249,156.49**
NET CASH INCREASE FOR PERIOD	**$17,244.72**
Cash at beginning of period	**$17,060.34**
CASH AT END OF PERIOD	**$34,305.06**

W3E-Web3-Enabler-Inc-Form-C-AR-2025-v.2026-04-30-Final